EXHIBIT 12
U.S. Concrete, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands)

						Nine	Nine
						months	months
						ended	ended
	Year Ended December 31,					September 30,	September 30,
	2001	2002	2003	2004	2005	2005	2006
Earnings before fixed charges:
Income (loss) before income taxes and cumulative effect of accounting change	$17,203	$(3,430)	$15,577	$(16,916)	$20,733	$14,249	$25,535
Interest expense, net	19,407	17,301	17,084	16,690	18,169	12,939	14,590
Interest portion of rentals	3,700	4,113	4,210	4,568	4,789	3,575	3,767

	$40,310	$17,984	$36,871	$4,342	$43,691	$30,763	$43,892

Fixed charges:
Interest expense	$19,407	$17,301	$17,084	$16,690	$18,169	$12,939	$14,590
Capitalized interest	—	—	—	—	—	—	—
Interest portion of rentals	3,700	4,113	4,210	4,568	4,789	3,575	3,767

	$23,107	$21,414	$21,294	$21,258	$22,958	$16,514	$18,357

Ratio of earnings to fixed charges	1.7x	0.8x	1.7x	0.2x	1.9x	1.9x	2.4x

Fixed charges in excess of earnings	—	3,430	—	16,916	—	—	—

Rent expense	11,112	12,350	12,643	13,719	14,381	10,735	11,313
Interest factor	33%	33%	33%	33%	33%	33%	33%

	3,700	4,113	4,210	4,568	4,789	3,575	3,767